WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

RECEIVED
2006 NOV 15 P 12: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 9, 2006

Office of International Corporate Finance
Division of Corporation Finance, Room 36
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

06018518

SUPPL

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at 512-338-5439.

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\3617630_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From July 1, 2006 through October 31, 2006

Date	Filing
04/07/2006	REG-CSR PLC Holding(s) in Company
06/07/2006	REG-CSR PLC Holding(s) in Company
11/07/2006	REG-CSR PLC Holding(s) in Company
14/07/2006	REG-CSR PLC Holding(s) in Company
14/07/2006	REG-CSR PLC Holding(s) in Company
21/07/2006	REG-CSR PLC Holding(s) in Company
21/07/2006	REG-CSR PLC Holding(s) in Company
26/07/2006	REG-CSR PLC Interim Results
28/07/2006	REG-CSR PLC Holding(s) in Company
01/08/2006	REG-CSR PLC Holding(s) in Company
02/08/2006	REG-CSR PLC Holding(s) in Company
04/08/2006	REG-CSR PLC Holding(s) in Company
08/08/2006	REG-CSR PLC Section 198 Notice
09/08/2006	REG-CSR PLC Section 198
04/09/2006	REG-CSR PLC Share award & option grants
18/09/2006	REG-CSR PLC Trading Statement
20/09/2006	REG-CSR PLC Holding(s) in Company
21/09/2006	REG-CSR PLC Holding(s) in Company
21/09/2006	REG-CSR PLC Holding(s) in Company

Date	Filing
22/09/2006	REG-CSR PLC Holding(s) in Company
25/09/2006	REG-CSR PLC Director/PDMR Shareholding
03/10/2006	REG-CSR PLC Holding(s) in Company
03/10/2006	REG-CSR PLC Holding(s) in Company
09/10/2006	REG-CSR PLC Holding(s) in Company
12/10/2006	REG-CSR PLC Holding(s) in Company
12/10/2006	REG-CSR PLC Holding(s) in Company
12/10/2006	REG-CSR PLC Holding(s) in Company
23/10/2006	REG-CSR PLC Section 198 Notice

CSR PLC

Documents filed with the Registrar of Companies: July 1 2006 to October 31 2006

Document	Date
Form 88(2) Return of Allotment of Shares	26 September 2006
Form 88(2) Return of Allotment of Shares	25 September 2006
Form 88(2) Return of Allotment of Shares	22 September 2006
Form 88(2) Return of Allotment of Shares	7 September 2006
Form 88(2) Return of Allotment of Shares	6 September 2006
Form 88(2) Return of Allotment of Shares	5 September 2006
Form 88(2) Return of Allotment of Shares	5 September 2006
Form 88(2) Return of Allotment of Shares	4 September 2006
Form 88(2) Return of Allotment of Shares	1 September 2006
Form 88(2) Return of Allotment of Shares	30 August 2006
Form 88(2) Return of Allotment of Shares	30 August 2006
Form 88(2) Return of Allotment of Shares	16 August 2006
Form 88(2) Return of Allotment of Shares	10 August 2006
Form 88(2) Return of Allotment of Shares	8 August 2006
Form 88(2) Return of Allotment of Shares	7 August 2006
Form 88(2) Return of Allotment of Shares	4 August 2006
Form 88(2) Return of Allotment of Shares	17 July 2006
Form 88(2) Return of Allotment of Shares	12 July 2006
Form 88(2) Return of Allotment of Shares	10 July 2006
Form 88(2) Return of Allotment of Shares	3 July 2006

TP063060053

RNS story

REG-CSR PLC Holding(s) in Company Released: 04/07/2006

RECEIVED
2006 NOV 15 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:6161F
CSR PLC
04 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from Wellington Management Company, LLP, a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that following a disposal of shares held by the registered shareholders in the Company they no longer have a notifiable interest.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUGGMUPQUBC

RNS story

REG-CSR PLC Holding(s) in Company Released: 06/07/2006

RNS Number:7706F
CSR PLC
06 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,215,168 ordinary shares (14.00%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUBWMUPQUBQ

RNS story

REG-CSR PLC Holding(s) in Company Released: 11/07/2006

RNS Number:9915F
CSR PLC
11 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,902,170 ordinary shares (13.76%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUURUMUPQUBG

RNS story

REG-CSR PLC Holding(s) in Company Released: 14/07/2006

RNS Number:2158G
CSR PLC
14 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,333,838 ordinary shares (14.09%)

Ends

END
HOLGUUCUMUPQGGC

RNS story

REG-CSR PLC Holding(s) in Company Released: 14/07/2006

RNS Number:2060G
CSR PLC
14 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.

5,334,375 ordinary shares (4.10%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements.

END
HOLGUUGWMUPQUBC

RNS story

REG-CSR PLC Holding(s) in Company Released: 21/07/2006

RNS Number:5362G
CSR PLC
21 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Lloyds TSB Group Plc and its subsidiaries, has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUQCMUPQGRU

RNS story

REG-CSR PLC Holding(s) in Company Released: 21/07/2006

RNS Number:5356G
CSR PLC
21 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,602,638 ordinary shares (13.53%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUAWMUPQGRU

RNS story

REG-CSR PLC Interim Results Released: 26/07/2006

RNS Number:7290G
CSR PLC
26 July 2006

For Immediate Release 26 July, 2006

CSR PLC

UNAUDITED RESULTS FOR THE QUARTER AND FIRST HALF

ENDED 30 JUNE 2006

RECORD RESULTS, STRONG OUTLOOK

Financial Highlights

Second Quarter 2006 Highlights

- Revenue: up 92% to $182.4m (Q2 2005: $94.8m)
- Gross margin: up to 47.2% (Q2 2005: 46.9%)
- Operating profit: up 122% to $41.9m (Q2 2005: $18.9m)
- Operating margin: of 23.0% (Q2 2005: 19.9%)
- Profit before tax: up 123% to $43.3m (Q2 2005: $19.4m)
- Diluted earnings per share: of $0.23 (Q2 2005: $0.11)
- Cash inflow from operating activities: of $43.1m (Q2 2005: $17.3m)

First Half 2006 Highlights

- Revenue: up 97% to $317.3m (H1 2005: $161.1m)
- Gross margin: up to 47.2% (H1 2005: 46.8%)
- Operating profit: up 127% to $66.2m (H1 2005: $29.1m)
- Operating margin: of 20.9% (H1 2005: 18.1%)
- Profit before tax: up 128% to $69.0m (H1 2005: $30.3m)
- Diluted earnings per share: of $0.37 (H1 2005: $0.17)
- Cash inflow from operating activities: of $34.1m (H1 2005: $22.3m)

First Half Operational Highlights

- Bluetooth unit market growth in 2006 expected to be 60-70%
- CSR Bluetooth design win market share maintained at over 60%
- Achieved 39% of all handset design wins, including 46% of all GSM handsets
- Shipped over 100 million units; over 300 million units shipped lifetime to date
- Additional manufacturing facilities qualified
- BC5-FM sampling extensively with customers

CSR plc (LSE:CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter and half year ended 30 June 2006.

Commenting, John Scarisbrick, CEO said:

"We have achieved a record first half year for revenues, profits and operating cash flow. The results reflect the growth of the Bluetooth market, the strength of CSR's position and our ability to maintain margins. We were delighted to ship over 100 million units in the first half of 2006; this represents around one third of the total Bluetooth shipments CSR has made lifetime to date.

We continue to see significant opportunities in the Bluetooth market, with estimates ranging from 500 to 550 million unit shipments for the whole of 2006, compared to 317 million units in 2005.This rapid growth is being driven by increasing attach rates in the important mobile phone segment where CSR is well positioned as well as the continued adoption of Bluetooth in non-cellular applications.

These results put us well on track to meet expectations for the full year."

Enquiries:

Paul Goodridge	Andrew Farmer	Fiona Laffan/Tom Buchanan
Finance Director, CSR plc	IR Director, CSR plc	Brunswick
+44 1223 692 000	+44 1223 692 000	+44 207 404 5959

A presentation for analysts and investors will be held at 08.30 UK time (BST) today. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 08.30 UK time (BST) today and will be available to view on demand from approximately 14.00.

Alternatively, to listen to the live presentation, dial +44 (0) 1452 561 263; Password: CSR. A recording of the presentation will be available later today for replay on +44 (0) 1452 55 00 00; Passcode 2687261£. The replay facility will be available for one week after the presentation.

CSR management will host a separate conference call for US investors at 10.00 EST (15.00 BST). This call will provide the same information as the earlier presentation. To access this call dial +44 (0) 1452 541 076; Password: CSR. The call will be available later today for replay on +44 (0) 1452 55 00 00; Passcode: 2749317£. The replay facility will be available for one week after the call.

A recording of the 10.00 EST (15.00 BST) call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months following the call.

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Financial Review

Second Quarter ended 30 June 2006

Revenue

Revenue for Q2 2006 amounted to $182.4 million, representing a 35% increase from the first quarter (Q1 2006: $134.9 million), and a 92% increase over Q2 2005 revenue of $94.8 million.

The record Q2 2006 revenue reflects the expected strong recovery from the established seasonally lower levels of business in Q1. The key driver of revenues was shipments into the cellular sector with both handsets and headsets contributing strongly.

Revenue in Q2 2006 was derived predominantly from shipments of ICs (integrated circuits). Royalty revenue resulting from shipments of BlueCore2 ROM (Read Only Memory) parts under manufacturing licence continued to diminish to $0.3 million in the quarter (Q1 2006: $0.5 million, Q2 2005: $1.7 million).

Revenue shipped to the top five customers in the quarter represented 64% of

total revenue (Q1 2006: 62%, Q2 2005: 65%) with the largest customer representing 28% of total revenue (Q1 2006: 27%, Q2 2005: 20%).

CSR continues to expect average selling prices (ASPs) of individual products to reduce by 15% to 20% annually which is common within the semiconductor industry.

Gross Profit

Gross profit for the quarter was $86.0 million compared to $63.8 million in Q1 2006 and $44.5 million in Q2 2005. Gross margin was 47.2% of revenue, down slightly from 47.3% in Q1 2006 (Q2 2005: 46.9%). Gross margins were maintained quarter on quarter as a result of product cost reductions offsetting the impact of ASP reductions. In the short term, CSR expects gross margins to be above the long term model of 42% to 45%.

Operating Expenses

Operating expenses were $44.2 million for Q2 2006 compared to $39.5 million in Q1 2006, an increase of 12% (Q2 2005: $25.6 million). Research and development (R&D) expenditure was $26.2 million in Q2 2006 compared to $23.0 million in Q1 2006, an increase of 14% (Q2 2005: $12.6 million). The increase was largely due to costs relating to continued headcount growth and other staff related costs. R&D expenditure represented 14.4% of revenue compared to CSR's long term model of up to 17% of revenue. In order to drive future revenue growth, CSR is committed to continuing its investment in R&D.

Selling, general and administrative (SG&A) expenses were $17.9 million for Q2 2006 compared to $16.5 million in Q1 2006, an increase of 8% (Q2 2005: $13.0 million). The increase is largely a result of increased sales commissions and staff related costs.

Share based payment charges, recorded under IFRS 2, were $1.5 million for Q2 2006 representing an increase of $0.1million compared to Q1 2006. Excluding the $0.6 million charge made in Q1 2006 relating to John Hodgson's options, the increase quarter on quarter is $0.7 million and results from the additional charge for the 2006 employee options and awards which were granted in May 2006.

Operating Profit

Operating profit for Q2 2006 was $41.9 million compared to $24.3 million in Q1 2006 and $18.9 million in Q2 2005. Operating margin was 23.0% in Q2 2006 compared to 18.0% in Q1 2006 (Q2 2005: 19.9%), as the growth in revenues more than offset the increase in operating expenses.

Six months ended 30 June 2006

Revenues

Revenues for H1 2006 amounted to $317.3 million, compared to $161.1 million in H1 2005, an increase of 97%.

Gross Profit

Gross profit for H1 2006 was $149.8 million, up 99% from $75.4 million for H1 2005. H1 2006 gross margins were 47.2% of revenue, compared to 46.8% for H1 2005.

Operating Expenses

R&D expenses for H1 2006 were $49.2 million representing 15.5% of revenues, compared to $23.0 million and 14.2% of revenues in H1 2005. SG&A expenses in H1 2006 amounted to $34.4 million representing 10.9% of revenues compared to $23.3 million and 14.5% of revenues in H1 2005.

Operating Profit

Operating profit for H1 2006 was $66.2 million, compared to the $29.1 million achieved in H1 2005. Operating margin was 20.9% in H1 2006 compared to 18.1% in H1 2005.

Earnings and Taxation

For Q2 2006 profit before taxation was $43.3 million compared to $25.8 million for Q1 2006 and $19.4 million for Q2 2005.

The effective tax rate for Q2 2006 is 28.6%, and reflects an expected effective

tax rate for the year in the region of 28%. This is below the statutory rate of 30% principally due to the availability of enhanced tax relief on R&D expenditure. The expected effective rate for 2006 has increased from 27% (Q1 2006) reflecting the diminishing proportional impact of the R&D tax credit.

Fully diluted earnings for Q2 2006 were $0.23 per share compared to $0.14 per share for Q1 2006 (Q2 2005: $0.11).

Balance Sheet and Cash Flow

The aggregate of cash and cash equivalents and treasury deposits was $146.5 million at 30 June 2006, compared to $111.8 million at 31 March 2006 and $111.6 million at 1 July 2005.

Net cash inflow from operating activities was $43.1 million in Q2 2006 compared to an outflow of $9.0 million in Q1 2006 and an inflow of $17.3 million in Q2 2005. Cash outflow on capital expenditure was $11.7 million in Q2 2006.

Net cash inflow from operating activities was $34.1 million in H1 2006 compared to $22.3 million in H1 2005. Cash outflow on capital expenditure was $17.5 million in H1 2006 largely as a result of the acquisition of production testers for consignment at ASE in Taiwan and the investment in IT and Computer Aided Design software to support future business growth. Investment in working capital was $4.4 million in Q2 2006 (Q2 2005: $4.9 million).

Accounts receivable increased to $94.2 million at 30 June 2006 from $77.5 million at 31 March 2006. Days sales outstanding decreased to 43 days at 30 June 2006 compared to 47 days at 31 March 2006 as a result of the early payment of invoices by certain customers to stay within agreed credit limits.

Closing inventory was $98.1 million at 30 June 2006 compared to $74.1 million at 31 March 2006 and $56.4 million at 1 July 2005. This quarter on quarter increase in inventory of $24.0 million has been built in anticipation of strong customer demand in Q3 2006.

Operating Review

Marketplace

CSR continues to expect that the whole Bluetooth market will grow at between 60% and 70% year-on-year in 2006 (2005: 317 million unit shipments - source IMS). This rapid growth in the market is being driven by growth in attach rates in the mobile phone segment and the continued development of new applications for Bluetooth. CSR expects the attach rate in mobile phones to grow to be between 35% and 40% for the year as a whole (2005: 25%). Design activity as listed by the industry continued to be strong in Q2 2006 with 261 end products and modules qualified compared to 186 in Q2 2005, an increase of 40%.

Particularly strong design activity was seen in the mobile phone segment where competition is most active. In this segment there were 100 product qualifications in Q2 2006 compared to 49 in Q2 2005 and there is now some evidence of Bluetooth being adopted in lower end phones as well as high- and mid-range phones. There was also a rise in the number of product qualifications in the lower volume CDMA handset market. Although the IC pricing environment remains competitive, the differentiation and quality of the IC vendor's product offering is of high importance to the handset manufacturer in its choice of IC supplier.

The segmentation of the headset market continues to increase from very high-end headsets with full feature functionality to low cost headsets with lower functionality. More mobile phones are now being designed to support the A2DP software profile which enables Bluetooth stereo audio streaming. Design activity to incorporate Bluetooth into stereo headsets for use with mobile phones, MP3 players and PCs is beginning to gain traction as consumer adoption of stereo headphones increases.

The adoption of Bluetooth in the automotive segment continues to increase. The Bluetooth attach rate in new cars is currently 6% and is expected to continue to increase as new hands-free legislation is adopted and as car manufacturers incorporate Bluetooth into mid-range, in addition to, high-end models.

CSR's Operational Status and Design Wins

CSR's leadership position within the Bluetooth market was reflected in the achievement of its landmark 1,500th design win during Q2 2006. In the first half, CSR's Bluetooth design win market share was maintained at over 60% and

lifetime to date, CSR's design win market share is over 60%. CSR's very strong design win record results from both its technological leadership and solutions based approach. CSR's closest competitor has less than a fifth of the design wins compared to CSR and in addition CSR won a high proportion of all design wins for the latest version of Bluetooth with Enhanced Data Rate (EDR) during H1 2006. CSR's customers qualified 154 end products and modules (Q1 2006: 121) using CSR's ICs. Of the 154 new designs, 47% (Q1 2006: 49%) were in the cellular sector (handsets and headsets).

CSR maintained a strong design position in the mobile phone segment in Q2 2006 with 33 design wins. Particular success was achieved with top tier Original Equipment Manufacturers in the higher volume Global System for Mobile Communications (GSM) handsets. CSR won a further 26 GSM mobile phone qualifications during Q2 2006 (Q1 2006: 26 wins) and has now been awarded 46% of the 114 GSM mobile phones that have been qualified in the first half of 2006. In the first half of 2006, over 60% of design wins were with top tier phone manufacturers. CSR notable design wins included Samsung (20 design wins), Nokia (10 design wins), LG (5 design wins) and Motorola (2 design wins) in the first half of 2006.

CSR's design win record in the mono headset segment continued to be very strong in Q2 2006 with over 90% of available design wins. This included CSR being designed in all four qualified Nokia headsets and all seven qualified Jabra/ GN Netcom headsets. Other notable design wins in the quarter included wins with BenQ and Samsung. CSR won all the design wins for headsets incorporating Bluetooth EDR.

In the stereo headset segment, CSR continued its strong record of design wins in Q2 2006 with 75% of available wins. Notable design wins in the quarter included wins with Samsung and Nokia to use BlueCore for Bluetooth stereo headphones.

In the PC segment, CSR won 63% of all design wins in Q2 2006 which included 100% of design wins in the laptop segment. In the laptop segment new products were qualified by Panasonic and LG. A number of design wins were for PC accessories with CSR winning seven of the eight dongle designs and four of the five products qualified to EDR specification.

CSR won 77% of all automotive designs qualified in Q2 2006, including handsfree kit designs for customers including Daewoo, Sony and Southwing and GPS designs for customers including Thales and Harman International.

CSR won 86% of all design wins in the consumer segment in Q2 2006. The products for the design wins awarded included Bluetooth music adapters and printers.

CSR announced BlueCore5-FM in September 2005, the first time Bluetooth and FM had been combined in a single chip. BlueCore5-FM offers a fully featured FM radio which is integrated using a low IF receiver architecture, followed by a Digital Signal Processor (DSP) based demodulator with interference suppression to ensure there is no conflict between the FM and Bluetooth radios. By using a DSP based solution, there is no need for any external analogue components such as IF filters and the silicon implementation involved in adding the FM functionality in the die is relatively small. BlueCore5-FM is currently being extensively sampled and a number of customer projects are underway.

To further support CSR's continuing manufacturing expansion and as part of an on-going risk management programme, CSR has qualified and initiated the production ramp of a fourth wafer fabrication facility at TSMC in Washington, USA. CSR is already qualified on three TSMC sites in Taiwan. In addition, CSR has also extended its assembly and test supply chain by initiating qualification of its Wafer Level Chip Scale Packaging (WLCSP) technology in ASE's new wafer bumping facility in Chung Li. This move, coupled with the transition of WLCSP manufacturing from 8" to 12" wafers in ASE Kaohsiung will significantly enhance the capacity for CSR's advanced packaging technology. Major test capacity and productivity improvements were also made in the period with a significant investment in Teradyne's iFlex system.

UniFi

Customer feedback on UniFi, the industry's first single chip IEEE802.11a/b/g embedded solution, has been positive with customers validating UniFi's small size, low power, low cost and high performance. Design activity across multiple embedded applications has been strong and include a top tier handset manufacturer indicating its intent to incorporate UniFi in a new handset. Whilst CSR's UniFi revenues in 2006 will be modest, revenues are expected to become more significant in 2007.

People

Headcount has increased from 719 at the end of Q1 2006 to 810 at the end of Q2 2006. This reflects continued investment in engineers to support new R&D projects and further recruitment in sales, marketing, applications engineering and operations to support business growth.

Cutlook

The strong performance of Bluetooth IC shipments into the handset and headset segments experienced in the second quarter is expected to continue into the second half of 2006.

Consequently, the Board expects an acceleration of revenues in the third quarter to between $225 million and $240 million. Fourth quarter revenues are expected to be at a broadly similar level to those in the third quarter, reflecting the established seasonal slowdown in shipments anticipated in the latter part of the fourth quarter.

The Board continues to be confident in delivering a strong financial performance for 2006.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement

	Note	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	H1 2006 Period from 31 December 2006 to 30 June 2006 (reviewed) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	H2 2005 Period from 2 July 2005 to 30 December 2005 (unaudited) $'000	H1 2005 Period from 1 January 2005 to 1 July 2005 (reviewed) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Revenue		182,384	134,938	317,322	94,781	325,390	161,141	486,531
Cost of sales		(96,345)	(71,160)	(167,505)	(50,306)	(172,687)	(85,731)	(258,418)
Gross profit		86,039	63,778	149,817	44,475	152,703	75,410	228,113
Research and development		(26,247)	(22,963)	(49,210)	(12,562)	(37,384)	(22,956)	(60,340)
Sales and marketing		(12,249)	(11,532)	(23,781)	(9,362)	(21,962)	(16,734)	(38,696)
Administrative expenses		(5,662)	(4,992)	(10,654)	(3,682)	(10,564)	(6,577)	(17,141)
Operating profit	2	41,881	24,291	66,172	18,869	82,793	29,143	111,936
Investment income		1,418	1,196	2,614	722	1,853	1,360	3,213
Finance costs		(47)	271	224	(156)	(589)	(194)	(783)
Profit before tax		43,252	25,758	69,010	19,435	84,057	30,309	114,366
Tax		(12,383)	(6,954)	(19,337)	(4,329)	(23,880)	(7,330)	(31,210)

Profit for the period		30,869	18,804	49,673	15,106	60,177	22,979	83,156
Earnings per share		$	$	$	$	$	$	$
Basic	3	0.24	0.15	0.39	0.12	0.48	0.19	0.67
Diluted	3	0.23	0.14	0.37	0.11	0.45	0.17	0.62

Consolidated statement of changes in shareholders' equity

	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	H1 2006 Period from 31 December 2006 to 30 June 2006 (reviewed) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	H2 2005 Period from 2 July 2005 to 30 December 2005 (unaudited) $'000	H1 2005 Period from 1 January 2005 to 1 July 2005 (reviewed) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
At beginning of period	310,065	277,037	277,037	165,159	178,469	155,485	155,485
Profit for the period	30,869	18,804	49,673	15,106	60,177	22,979	83,156
Issue of share capital	1,870	855	2,725	671	2,367	1,035	3,402
Exchange differences on translation of foreign operations	-	-	-	-	(47)	-	(47)
Share based payments	1,496	1,364	2,860	476	1,640	768	2,408
Deferred tax (loss) benefit on share option gains	(1,926)	9,198	7,272	-	21,282	-	21,282
Current tax benefit on share option gains	4,202	1,465	5,667	-	13,532	-	13,532
Gains (losses) on cash flow hedges	4,083	2,102	6,185	(4,578)	(1,171)	(2,657)	(3,828)
Net tax on cash flow hedges in equity	(1,013)	(574)	(1,587)	1,261	166	770	936
Transferred to (loss) profit on cash flow hedges	(705)	(186)	(891)	374	622	89	711
At end of period	348,941	310,065	348,941	178,469	277,037	178,469	277,037

Consolidated balance sheet

	Note	30 June 2006 (reviewed) $'000	31 March 2006 (unaudited) $'000	30 December 2005 (audited) $'000	1 July 2005 (reviewed) $'000
Non-current assets					
Goodwill		52,697	52,697	52,697	15,511
Other intangible assets		24,191	24,843	25,508	11,858
Property, plant and equipment		31,906	23,394	22,541	9,155
Deferred tax asset		25,119	26,316	18,137	1,631
		133,913	127,250	118,883	38,155
Current assets					
Inventory		98,127	74,105	69,672	56,350
Cash flow hedges		2,356	-	-	-
Trade and other receivables		110,619	87,129	75,287	61,066
Treasury deposits		70,000	20,000	25,000	20,000
Cash and cash equivalents		76,546	91,808	99,386	91,602
		357,648	273,042	269,345	229,018
Total assets		491,561	400,292	388,228	267,173

	Note				
Current liabilities					
Trade and other payables		119,588	74,923	95,590	76,356
Tax liabilities		15,022	5,105	1,932	-
Obligations under finance leases		3,575	3,262	3,806	3,136
Cash flow hedges		-	1,726	3,828	2,657
Short-term provisions		3,627	3,635	4,056	3,158
		141,812	88,651	109,212	85,307
Net current assets		215,836	184,391	160,133	143,711
Non-current liabilities					
Obligations under finance leases		808	1,576	1,979	2,444
Long-term provisions		-	-	-	953
		808	1,576	1,979	3,397
Total liabilities		142,620	90,227	111,191	88,704
Net assets		348,941	310,065	277,037	178,469
Equity					
Share capital	4	232	230	228	221
Share premium account	4	83,882	82,014	81,161	78,801
Capital redemption reserve		950	950	950	950
Merger reserve		61,574	61,574	61,574	61,574
Hedging reserve		1,526	(839)	(2,181)	(1,798)
Share based payment reserve		6,027	4,531	3,167	1,527
Retained earnings		194,750	161,605	132,138	37,194
Total equity		348,941	310,065	277,037	178,469

Consolidated Cash Flow Statement

	Note	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	H1 2006 Period from 31 December 2005 to 30 June 2006 (reviewed) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	H2 2005 Period from 2 July 2005 to 30 December 2005 (unaudited) $'000	H1 2005 Period from 1 January 2005 to 1 July 2005 (reviewed) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Net cash from operating activities	5	43,110	(8,997)	34,113	17,316	72,712	22,257	94,969
Investing activities								
Interest received		1,333	1,164	2,497	622	1,768	1,110	2,878
(Purchase) sale of treasury deposits		(50,000)	5,000	(45,000)	-	(5,000)	15,000	10,000
Purchases of property, plant and equipment		(9,719)	(4,313)	(14,032)	(1,626)	(13,196)	(4,054)	(17,250)
Purchases of intangible assets		(946)	(964)	(1,910)	(618)	(310)	(1,113)	(1,423)
Acquisition of subsidiary		-	-	-	-	(47,852)	(16,612)	(64,464)
Net cash								

used in (from) investing activities		(59,332)	887	(58,445)	(1,622)	(64,590)	(5,669)	(70,259)
Financing activities								
Repayments of obligations under finance leases		(1,035)	(512)	(1,547)	(750)	(2,259)	(1,003)	(3,262)
Proceeds on issue of share capital	4	2,002	733	2,735	648	2,378	1,056	3,434
Net cash from (used in) financing activities		967	221	1,188	(102)	119	53	172
Net (decrease) increase in cash and cash equivalents		(15,255)	(7,889)	(23,144)	15,592	8,241	16,641	24,882
Cash and cash equivalents at beginning of period		91,808	99,386	99,386	76,126	91,602	75,074	75,074
Effect of foreign exchange rate changes		(7)	311	304	(116)	(457)	(113)	(570)
Cash and cash equivalents at end of period		76,546	91,808	76,546	91,602	99,386	91,602	99,386

Notes to the interim financial statements

1. Basis of preparation and accounting policies

The same accounting polices and methods of computation have been followed in these interim financial statements as in the statutory financial statements for the 52 week period ended 30 December 2005.

The interim financial statements for the 26 weeks ended 30 June 2006 were approved by the directors on 25 July 2006. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information for the quarters ended 30 June 2006, 31 March 2006 and 1 July 2005, along with the half year ended 30 December 2005 are unaudited. The half year ended 30 June 2006 (identified as being reviewed) is the subject of the independent auditor's review report. The half year ended 1 July 2005 was previously the subject of an independent auditor's review report.

Statutory financial statements for the 52 weeks ended 30 December 2005, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, are available on CSR's website at www.csr.com and have been filed with the Registrar of Companies.

2. Business segments

The Group has one class of business, being the design and marketing of single chip radio devices.

3. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares

in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2005 - 30 December 2005	124,190,594	133,605,176
1 January 2005 - 1 July 2005	122,642,758	132,454,646
2 April 2005 - 1 July 2005	123,061,867	132,309,450
2 July 2005 - 30 December 2005	125,738,429	134,528,163
31 December 2005 - 30 June 2006	128,863,873	136,018,151
31 December 2005 - 31 March 2006	128,173,649	135,876,275
1 April 2006 - 30 June 2006	129,554,097	136,314,629

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

4. Changes in share capital

2,226,172 Ordinary Shares were issued from employee option exercises between 31 December 2005 and 30 June 2006. Consideration was $2,725,000, at a premium of $2,721,000.

5. Reconciliation of operating profit to net cash from operating activities

	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Q1 2006 Period from 31 December 2005 to 31 March 2006 (unaudited) $'000	H1 2006 Period from 31 December 2005 to 30 June 2006 (reviewed) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	H2 2005 Period from 2 July 2005 to 30 December 2005 (unaudited) $'000	H1 2005 Period from 1 January 2005 to 1 July 2005 (reviewed) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Operating profit	41,881	24,291	66,172	18,869	82,793	29,143	111,936
Adjustments for:							
Amortisation of intangible assets	1,755	1,629	3,384	1,087	3,014	1,803	4,817
Depreciation of property, plant and equipment	2,381	2,252	4,633	967	3,207	1,784	4,991
Loss on disposal of property, plant and equipment	-	-	-	-	87	-	87
Share related charge	1,496	1,364	2,860	477	1,639	769	2,408
Increase (decrease) in provisions	(8)	(421)	(429)	927	(55)	159	104
Operating cash flows before movements in working capital	47,505	29,115	76,620	22,327	90,685	33,658	124,343
Increase in inventories	(24,022)	(4,433)	(28,455)	(23,909)	(13,322)	(26,262)	(39,584)
Increase in receivables	(24,883)	(11,216)	(36,099)	(18,277)	(9,165)	(26,388)	(35,553)
Increase (decrease) in payables	44,551	(20,783)	23,768	37,295	12,560	41,518	54,078
Cash generated by operations	43,151	(7,317)	35,834	17,436	80,758	22,526	103,284
Foreign tax paid	(5)	(46)	(51)	(80)	57	(188)	(131)
Corporation tax paid	-	(1,594)	(1,594)	-	(7,971)	-	(7,971)
Interest paid	(36)	(40)	(76)	(40)	(132)	(81)	(213)
Net cash from operating activities	43,110	(8,997)	34,113	17,316	72,712	22,257	94,969

INDEPENDENT REVIEW REPORT TO CSR PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 weeks ended 30 June 2006 which comprises the income statement, the statement of changes in shareholders' equity, the balance sheet, the cash flow statement and related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London, United Kingdom
26 July 2006

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

END
IR AKPKQFBKDNOB

RNS story

REG-CSR PLC Holding(s) in Company Released: 28/07/2006

RNS Number:8980G
CSR PLC
28 July 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries.

4,350,634 ordinary shares (3.34%)

Part of this holding may relate to
hedging arrangements for customer transactions

END
HOLPUUUAMUPQGGR

RNS story

REG-CSR PLC Holding(s) in Company Released: 01/08/2006

RNS Number:0385H
CSR PLC
01 August 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Deutsche Bank AG and its subsidiaries, has advised that following a disposal of shares, it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUAWRUPQUMG

RNS story

REG-CSR PLC Holding(s) in Company Released: 02/08/2006

RNS Number:0929H
CSR PLC
02 August 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries.

3,927,450 ordinary shares (3.02%)

Part of this holding may relate to
hedging arrangements for customer transactions

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUCCRUPQGMG

RNS story

REG-CSR PLC Holding(s) in Company Released: 04/08/2006

RNS Number:2425H
CSR PLC
04 August 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Deutsche Bank AG and its subsidiaries, has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUGGRUPQGBW

RNS story

REG-CSR PLC Section 198 Notice Released: 08/08/2006

RNS Number:4050H
CSR PLC
08 August 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries.

3,905,963 ordinary shares (3.00%)

Part of this holding may relate to
hedging arrangements for customer transactions

END
HOLZVLFBQVBZBBF

RNS story

REG-CSR PLC Section 198 Released: 09/08/2006

RNS Number:4756H
CSR PLC
09 August 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Deutsche Bank AG and its subsidiaries, has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUUUWRUPQGQB

RNS story

REG-CSR PLC Share award & option grants Released: 04/09/2006

RNS Number:4223I
CSR PLC
04 September 2006

4 September 2006

CSR plc
(the Company)

Announcement of the award to Mr John Scarisbrick, CEO,
of ordinary shares and share options in the Company
pursuant to the Company's Share Award and Share Option Plans

Pursuant to the terms of the service agreement between Mr Scarisbrick and the Company previously announced in December 2005, effective Friday 1 September 2006, the Company made the final of four quarterly awards of share awards and share options to Mr Scarisbrick pursuant to the terms respectively of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case, the vesting of his entitlements under these awards is subject to a three year retention period and the fulfilment of performance conditions. The awards are summarised in the table below.

Director	Share Options awarded under the CSR Share Option Plan	Option Price	Nil Cost Share Awards under the CSR Share Award Plan	Share Awards Market Value
John Scarisbrick	32,002	£11.50	16,001	£184,011.50

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSILFLLALISIIR

RNS story

REG-CSR PLC Trading Statement Released: 18/09/2006

RNS Number:0731J
CSR PLC
18 September 2006

FOR IMMEDIATE RELEASE 18 September 2006

CSR plc

Trading Update

CSR plc (LSE:CSR) ("CSR") today issues an update on trading for Q3 2006 with revised guidance for Q4 2006.

CSR issued its Q2 results announcement on 26 July 2006 in which it stated that revenues for Q3 2006 were expected to be in the range of $225 million to $240 million, 38% to 48% higher than the same quarter in 2005 with Q4 2006 revenues expected to be broadly similar to Q3 2006.

It has recently become clear that customer demand in H2 2006 will not be as strong as anticipated, principally due to changing purchasing patterns at a headset customer. Less significantly, revision of production schedules with two other customers in other application areas are also likely to impact demand towards the end of the year.

Consequently, CSR now expects Q3 2006 revenues to be between $210 million and $215 million, an increase of between 29% and 32% over Q3 2005, with Q4 2006 revenues expected to be in the order of 5% below the lower end of the revised Q3 2006 revenue range.

CSR continues to view all the market segments in which it operates as very attractive and sees growth in 2007 and beyond. CSR is well positioned to benefit from this market trend and is confident in its own prospects for growth.

CSR will report Q3 2006 results on 8 November 2006.

Enquiries

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Chris Blundell/ Tom Buchanan
Brunswick
+44 207 404 5959

A conference call for analysts and investors, chaired by John Scarisbrick, CEO, will be held at 08.30 today. To access this call dial +44 (0) 1452 561 263. The call will be available for replay on +44 (0) 1452 55 00 00, passcode 6773821£.

CSR management will host a separate conference call for US investors at 09.30 EST (14.30 BST). This call will provide the same information as the earlier conference call. To access this call dial +44 (0) 1452 561 263. The call will be available for replay on +44 (0) 1452 55 00 00 passcode 6773827£.

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
TSTIIFIDAFITLIR

RNS story

REG-CSR PLC Holding(s) in Company Released: 20/09/2006

RNS Number:2077J
CSR PLC
20 September 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

16,023,431 ordinary shares (12.31%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUCGBUPQUBU

RNS story

REG-CSR PLC Holding(s) in Company Released: 21/09/2006

RNS Number:2632J
CSR PLC
21 September 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.

5,126,906 ordinary shares (3.94%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements

END
HOLPUUBPBUPQGRU

RNS story

REG-CSR PLC Holding(s) in Company Released: 21/09/2006

RNS Number:2625J
CSR PLC
21 September 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

15,478,231 ordinary shares (11.89%)

Ends

This information is provided by RNS.
The company news service from the London Stock Exchange

END
HOLPUUAGBUPQGRU

RNS story

REG-CSR PLC Holding(s) in Company Released: 22/09/2006

RNS Number:3214J
CSR PLC
22 September 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.

5,852,745 ordinary shares (4.50%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements

END
HOLPUUQABUPQGMG

RNS story

REG-CSR PLC Director/PDMR Shareholding Released: 25/09/2006

RNS Number:4000J
CSR PLC
25 September 2006

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr John Scarisbrick, Chief Executive Officer, acquired 10,000 ordinary shares in the Company at £8.44 per share on Friday 22 September 2006.

ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSSEESUISMSEEU

RNS story

REG-CSR PLC Holding(s) in Company Released: 03/10/2006

RNS Number:9067J
CSR PLC
03 October 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Credit Suisse and its subsidiaries.

5,189,891 ordinary shares (3.99%)

Part of this holding includes ordinary shares which have been transferred to a third party on terms giving Credit Suisse or its subsidiaries the right to require the return of an equivalent number of shares under stock lending arrangements

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGGCUUPQGQW

RNS story

REG-CSR PLC Holding(s) in Company Released: 03/10/2006

RNS Number:8467J
CSR PLC
03 October 2006

CSR plc

Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

12,779,096 ordinary shares (9.82%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGUGUUPQUBW

RNS story

REG-CSR PLC Holding(s) in Company Released: 09/10/2006

RNS Number:1725K
CSR PLC
09 October 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

11,685,296 ordinary shares (8.98%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGQPUUPQGCB

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/10/2006

RNS Number:3899K
CSR PLC
12 October 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lloyds TSB Group Plc and its subsidiaries
3,966,104 ordinary shares (3.05%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUGPUUUPQGAP

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/10/2006

RNS Number:3652K
CSR PLC
12 October 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Credit Suisse for itself and on behalf of its subsidiaries pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal on 9 October 2006 of an interest in shares held by them, they no longer have a notifiable interest in the Company's shares.

Ends

END
HOLGUGQAUUPQGUP

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/10/2006

RNS Number:3647K
CSR PLC
12 October 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

10,126,050 ordinary shares (7.78%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUGGAUUPQGUP

RNS story

REG-CSR PLC Section 198 Notice Released: 23/10/2006

RNS Number:8998K
CSR PLC
23 October 2006

23 October 2006

CSR plc

Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lloyds TSB Group plc and its subsidiaries now controls 5,409,149 ordinary shares (4.16%)

END
HOLEXLFLQBBEFBQ

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 NOV 15 P 12: **Return of Allotment of Shares**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	600		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A12 *A270FJ6B* 517
COMPANIES HOUSE 27/09/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 600

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A T C[illegible] **Date** 20 SEPTEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1559/OPD Tel: 01903 833562

DX number DX exchange

82-34982

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2006 NOV 15 P 12:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	15	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,520		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A40 *A2QYGJ54* 382
COMPANIES HOUSE 26/09/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

- **Names and addresses of the allottees** *(List joint share allotments consecutively)*

Shareholder details	Share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,520
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,520

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tucky **Date** 25 September 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1551/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	800	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Ordinary	10,800
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	10,800

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOM Date 22 SEPTEMBER 06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1532/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary .	
Number allotted	550	40	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 590
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 590

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A.Terry **Date** 7 September 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1452/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	112		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

AIZ0CIM7 500
A01
COMPANIES HOUSE 07/09/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 112
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 112

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Tory **Date** 6 September 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1439/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 NOV 15 P 12:-5

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	337		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

AK4CCILT 388
A02
COMPANIES HOUSE 06/09/2005

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

- **Names and addresses of the allottees** *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 337

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Dicky **Date** 5 September 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	25	08	2006			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	140		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share (*including any share premium*)	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.*)

A02 *AK4CAILR* 390
COMPANIES HOUSE 06/09/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 140
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 140

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 5 SEPTEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	337	7,000	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,337

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tcku **Date** 4 September 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1415/OPD Tel: 01803 833570
DX number DX exchange

82-34982

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2006 NOV 15 P 12:-5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A34 *AEJK9IR9* 443
COMPANIES HOUSE 12/09/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,500

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TICKM Date 1 SEPTEMBER 06

A ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.
ESP-EXEC/E1466/OPD Tel: 01903 833570
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000	3,700	2,020
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

- **Names and addresses of the allottees** *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Ordinary	6,720
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	6,720

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [illegible] **Date** 30 AUGUST 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2006 NOV 15 P 12:46

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	812		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A27 *A0S0QIF1* 658
COMPANIES HOUSE 31/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 812
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 812

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Toxxu Date 30 AUGUST 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, CSR PLC UNIT 400 CAMBRIDGE SCIENCE PARK

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A26 *A88OKIIL* 216
COMPANIES HOUSE 17/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 200

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Daly **Date** 16 August 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1315/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
02	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	350		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A44 COMPANIES HOUSE 208 11/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 350

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKU Date 10 AUGUST 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1294/OPD Tel: 01903 833562

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A35 *A70LBHTB* 464
COMPANIES HOUSE 09/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ATCKCU **Date** 8 AUGUST 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1285/OPD Tel: 01903 833562

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,750	10,520	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

A31 *A6SUNHS8* 358
COMPANIES HOUSE 08/08/2006

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 17,270
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,270

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocky **Date** 7 AUGUST 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1268/OPD Tel: 01903 833562

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 NOV 15 P

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	80		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A09 COMPANIES HOUSE 676 05/08/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 80
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 80

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCER Date 4 AUGUST 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE CB4 0WH
ESP-EXEC/E1265/OPD Tel: 01903 833570
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	112		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

A29 *A5JTSH7U* 249
COMPANIES HOUSE 18/07/2006

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	112
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	112
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [illegible signature] Date [illegible] July 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

[illegible handwriting] Cambridge [illegible]

[illegible] Road Cambridge CB4 [illegible]

ESP-EXEC/E1194 OPC Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 NOV 15 P

Return of Allotment of Shares

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	80		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A27 *AXGMZH2R* 302
COMPANIES HOUSE 13/07/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 80
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 80

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TCKU Date 12 JULY 06

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1173/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	30	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A36 *AZPJYH8U* 563
COMPANIES HOUSE 11/07/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed F. I. TCKM **Date** 10 JULY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1158/OPD Tel: 01903 833570
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,250		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Torben Bredkjaer Address Tyttebaervej 6, 9530 Stoevring, Denmark UK Postcode	Class of shares allotted Ordinary	Number allotted 4,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,250**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A.TUCKER Date 3 JULY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/JW/9484 Tel: 01903 833874
DX number DX exchange